EXHIBIT 99.1

Reinas Resigns as Hydro's Chairman

OSLO, Norway, Aug. 6, 2007 (PRIME NEWSWIRE) -- Hydro chairman Jan Reinas has informed the company's Board of Directors that he is resigning his position on the board, effective immediately. Vice chairperson Elisabeth Grieg has taken over as interim chair for the Hydro board.

Reinas says he made his decision to resign after meetings this weekend with the Norwegian Ministry of Trade and Industry, represented by minister Dag Terje Andersen. The Ministry is Hydro's largest shareholder. Reinas explains his decision:

"The minister made it clear that my resignation would be a condition for him to help put an end to the discussion about the board of directors' handling of the termination of Hydro's stock option program. I experienced this as pressure from one shareholder.

"After evaluating the situation, I decided to resign as chairman. My hope is that this will make it easier for Hydro's Corporate Assembly in its consideration of the board's handling of the stock option program.

"It remains my belief that the board has had the authority to terminate the previously allocated stock options, which Hydro's shareholders have known about since 2001, when the program was introduced. It is our responsibility to respect the agreements that the company has made, and I maintain that the board, after having evaluated this thoroughly, has come up with a decent way to terminate the stock option program. Hydro will continue to compensate its top leaders with a combination of fixed salary and bonuses based on performance, which is in line with the Norwegian state's guidelines for executive pay," says Reinas.

On August 4, Hydro's board asked the Corporate Assembly, the board's governing body, to consider the board's handling of the termination of the company's stock option program.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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